650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 15, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:      Jay Ingram

Nudrat Salik

Rufus Decker

Re:	SolarCity Corporation

Confidential Draft Registration Statement on Form S-1

Submitted July 23, 2012

CIK No. 0001408356

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 31, 2012 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, SolarCity has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on July 23, 2012.

We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean SolarCity.

Management’s Discussion and Analysis, page 43

Critical Accounting Policies and Estimates, page 50

Deferred U.S. Treasury Department Grant Proceeds, page 54

1.	We note your response to comment six from our letter dated July 5, 2012. Please also disclose why there is no impact to the consolidated statement of operations for amounts you are obligated to reimburse fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department for investment funds which are not joint venture funds.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

August 15, 2012

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 58 to indicate that for sale-leaseback investment funds where we are contractually obligated to reimburse fund investors for reductions in anticipated grants receivable, we record amounts we expect to pay the fund investors under accrued and other current liabilities and reduce the deferred gain on sale-leaseback transactions included within other liabilities in the consolidated balance sheet, with no impact to the consolidated statement of operations. We supplementally advise the Staff that for the sale-leaseback investment fund that was affected by the reduction in anticipated grants, we had deferred all the gain on the sale of the solar energy systems.

We have also revised the disclosure on page 58 to indicate that for lease pass-through investment funds, all amounts received from the fund investors are recorded in the consolidated balance sheet as a lease pass-through financing obligation and the refund of any of the amounts to the fund investors would reduce the lease pass-through obligation with no impact on the consolidated statement of operations.

2.	On July 18, 2012, you received a subpoena from the U.S. Department of Treasury Office of the Inspector General to deliver certain documents in your possession, including documents related to your application for U.S. Treasury grants on or after January 1, 2007. Please expand your disclosures to discuss if you expect these events to have any impact on the amounts that you record and receive from U.S. Treasury grants.

SolarCity Response:

In response to the Staff’s comment, we have expanded the disclosure on page 106, and we have included a new risk factor on page 15 that addresses the potential impact of the referenced subpoena and related proceedings on our business and financial results.

Common Stock Valuations, page 57

3.	We note your response to comment seven from our letter dated July 5, 2012. In June and July 2011, you completed the issuance and sale of 2,067,186 shares of Series F preferred stock at a price of $9.68 per share. In February and March 2012, you completed the issuance and sale of 3,386,986 shares of Series G preferred stock at a price of $23.92 per share. Your disclosures on page F-37 indicate that each share of Series F and Series G preferred stock is convertible into one share of common stock. In this regard, please disclose what consideration was given to the prices at which these shares of preferred stock were sold as well as that each share of preferred stock is convertible into one share of common stock in arriving at the estimated fair values per common share.

SolarCity Response:

In response to the Staff’s comment, we have further revised the disclosure on page 64 to indicate that although each share of Series G preferred stock is currently convertible into one share of common stock, in connection with our initial public offering and the anticipated public offering price range for our common stock, each share of Series G preferred stock currently is expected to convert into more than one

Securities and Exchange Commission

August 15, 2012

share of common stock. The potential for the Series G Preferred Stock to convert at a greater than one-to-one conversion ratio was taken into account by the contemporaneous common stock valuations based on a range of potential initial public offering outcomes. As discussed on pages 133 and F-39, upon the closing of our initial public offering, each share of Series G preferred stock will automatically convert into a number of shares of common stock equal to the quotient obtained by dividing $23.92 by 60% of the initial public offering price, subject to a specified maximum and minimum adjustment. Therefore, although the nominal value of Series G preferred stock was $23.92 per share, the effective value of such shares on an as-converted to common stock basis may be less than $23.92 per share of common stock.

As a result, although the Series G preferred stock price represented a significant step-up in valuation relative to the Series F preferred stock price, and the inferred corporate valuation was reflected in the contemporaneous common stock valuation, we did not consider such preferred stock valuation increase to be proportionately attributable to our common stock.

We supplementally advise the Staff that at the time we include a pricing range in Registration Statement, we expect to use the mid-point of that range to calculate an assumed number of shares of common stock into which the Series G preferred stock will be convertible upon the closing of the offering and to reflect that assumption throughout the Registration Statement.

4.	You appear to have had substantial revenue growth in the last nine months of 2011 compared to the first three months of 2011. Please help us better understand when this significant growth took place by providing us with your revenue numbers for each quarter of 2011. Please tell us how this revenue growth was reflected in your valuations and at what point. In this regard, there appear to be nominal increases in the fair values per common share from May 12, 2011 to October 25, 2011. Please also tell us whether there were any changes in your valuation methodology during any of the periods presented.

SolarCity Response:

In response to the Staff’s comment, we refer the Staff to the quarterly results of operations section beginning on page 78, which includes our revenue for each of the quarters in the year ended December 31, 2011.

We supplementally advise the Staff that our 2011 quarterly revenue increases were generally in line with our prior expectations for such periods, and the valuation methodologies we utilized during the relevant 2011 periods already incorporated these assumptions or otherwise were not materially impacted by these quarterly results. As discussed on pages 62-63, our December 3, 2010 valuation used the market transaction method, or MTM, weighted at 100% based on a contemporaneous secondary transaction in our Series D preferred stock. We corroborated this valuation using the guideline public company method, or GPCM, and the income approach using the discounted cash flow method, or DCF. Of these, only the DCF method directly takes into account our recognized revenue, but this approach is much more significantly impacted by later-year revenue assumptions. As discussed on page 63, our May 12, 2011 and August 1, 2011 valuations used the MTM weighted at 100% based on the terms of our Series F preferred stock financing, and we corroborated these valuation using the GPCM. As a result, our quarterly 2011 revenue did not directly impact either of these valuations. Similarly, as also discussed on pages 63-64, our September 14, 2011 and October 25, 2011 valuations used GPCM weighted at 90% and

Securities and Exchange Commission

August 15, 2012

the DCF method weighted at 10%, neither of which calculations were significantly impacted by our 2011 revenue. As discussed on page 64, beginning with our January 31, 2012 valuation, we selected the probability-weighted present value of a range of initial public offering outcomes and liquidity scenarios as our primary valuation method as a result of our pending initial public offering efforts during this timeframe.

Financial Statements

Consolidated Balance Sheets, page F-3

5.	We note your response to comment 12 from our letter dated July 5, 2012. Please clearly identify each of the line items and corresponding amounts for assets that can only be used to settle obligations of the consolidated variable interest entities as well as for liabilities for which creditors do not have recourse to your general credit on the face of your balance sheet. For example, $368,517 of the $397,286 assets of variable interests entities as of March 31, 2012 are solar energy systems, leased and to be leased, net. Please clearly disclose the line items and corresponding amounts to which the remaining assets of variable interest entities relate. In a similar manner, expand your disclosures related to the liabilities.

SolarCity Response:

In response to the Staff’s comment, we have revised the face of our consolidated balance sheet on pages F-3 to F-4 to clearly identify each of the line items and corresponding amounts for assets that can only be used to settle obligations of the consolidated variable interest entities as well as for liabilities for which creditors do not have recourse to our general credit.

Consolidated Statements of Cash Flows, page F-6

6.	We note your response to comment 13 from our letter dated July 5, 2012. Please address the following:

•

It appears that the amounts reflected as payments for the cost of solar energy systems, leased and to be leased on your statements of cash flows reflect the costs transferred from inventory to solar energy systems during each period rather than the actual cash outflows during the period related to payments for the cost of solar energy systems, leased and to be leased. Please confirm and correspondingly clarify your disclosures. Given that the transfer of costs from inventory to solar energy systems, leased and to be leased, would appear to be a non-cash activity, please help us better understand how you were able to determine that this amount would also reflect the actual cash payments made for solar energy systems, leased and to be leased or that any difference would not be material. Please provide us with a summary of any quantitative analysis performed to determine that there is no material difference;

Securities and Exchange Commission

August 15, 2012

•

Given that you do not separately track the movements of certain raw materials to identify when a component that was transferred to construction in progress would have been paid for, please help us understand how you were able to determine the accrual amounts related to solar energy systems that are leased or to be leased have not been material. Please tell us the amounts accrued as of the end of each period presented;

•

You will continue to review the costs incurred and payments made for inventory and the leased system installations and will make adjustments as necessary to ensure that the presentation remains appropriate. Please help us understand how you will revise your cash flow statement presentation in the future if you determine that there is a more significant difference between the costs being transferred from inventory to solar energy systems and the actual cash flows related to payments for the cost of solar energy systems, leased and to be leased during a given period; and

•

We continue to believe that you should provide additional clarity in the notes to your financial statements regarding how you reflect cash flows related to your solar energy systems in your statements of cash flows.

SolarCity Response:

In response to Staff’s comment, we note that ASC 230-10-45-22 states that certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. For example, the acquisition and sale of equipment to be used by the entity or rented to others generally are investing activities. However, equipment sometimes is acquired or produced to be used by the entity or rented to others for a short period and then sold. In those circumstances, the acquisition or production and subsequent sale of those assets shall be considered operating activities. We consider that payment for inventory should be considered an operating activity if such inventory will ultimately be utilized on solar energy systems that will be sold to customers. On the other hand, the payment would be considered an investing activity if such inventory will be used in solar energy systems that will be leased. We also advise the Staff that for working capital management purposes prior to December of 2011 we tried to match the payments of inventory with the deployment of our inventory. As such we consider that there would not have been significant inventory that was paid in one period and used in the next period, or inventory used in one period and paid for in the next. In 2012, as a result of the significant inventory purchases undertaken in the fourth quarter of 2011, we recognize that there would be a non cash transaction for inventory we have paid for in the first quarter but we have utilized in the second quarter of 2012. However since we have presented the consolidated statement of cash flows for the full six month period, such inventory is treated as paid for in the same period.

Securities and Exchange Commission

August 15, 2012

We have analyzed below the actual cash payments made for our purchases against the costs incurred for the solar energy systems.

Purchases of inventory and solar energy systems installation costs in a period	2010	2011	Q2 2012
Closing balance for inventory	$30,217	$142,742	$140,589

Add:
Inventory reserves	—	2,613	—

Add:
Cost of solar energy system sold to customers	35,704	38,805	44,024
Cost of solar energy systems sold under sale-leaseback arrangements	11,254	10,406	21,022
Costs incurred on solar energy systems, leased and to be leased	156,495	292,933	174,552

Total solar energy systems costs incurred in the period	203,453	342,144	239,598

Less: opening inventory balance	(14,253)	(30,217)	(142,742)

Purchases in the period for inventory and solar energy systems installation costs (transferred to A below)	$219,417	$457,282	$237,445

Payments made in a period
Opening balance of liability for inventory purchases and solar systems installations	$23,651	$43,711	$160,486

Add: Purchases in the period for inventory and solar energy systems installation costs (from A above)	219,417	457,282	237,445

Less: Closing balance of liability for inventory purchases and solar systems installations	(41,734)	(160,486)	(90,195)

Payments made in the period	$201,334	$338,530	$307,736

We note that in the year ended December 31, 2010 we incurred costs of $203.5 million on installations of solar energy systems that were either sold or leased to customers while we made payments of $201.3 million. In the year ended December 31, 2011 we incurred costs of $342.1 million on installations of solar energy systems that were either sold or leased to customers while we made payments of $338.5 million. The excess of costs over the payments made was only $2.3 million and $3.6 million for the years ended December 31, 2010 and 2011, respectively, which are approximately 1% of the payments made. Consequently, we have concluded that payments made were not materially different from the costs incurred. We have presented the cash outflows for solar energy systems to be equal to the costs incurred since it was not materially different.

As noted above, toward the end of the fourth quarter of 2011, we made significant purchases of inventory, as evidenced by the increased inventory and account payables balance at December 31, 2011. This inventory has been paid for in 2012. As of June 30, 2012 we still had significant amounts of the inventory on hand and we expect to utilize the remaining inventory in the third and fourth quarters of 2012. For the six months to June 30, 2012 we paid a total of $307.7 million on installations of solar energy systems that were either sold or leased to customers while we have incurred a cost of $237.4 million on such systems. The difference between these represents inventory at June 30, 2012.

Securities and Exchange Commission

August 15, 2012

We supplementally advise the Staff that we have tracked accruals, mainly relating to subcontractor fees, at each reporting period at the individual solar energy system that is installed or under installation level and we can therefore identify those accruals that relate to those systems that are leased or held to be leased. As of December 31, 2011, the accruals relating to solar energy systems leased and to be leased amounted to $2.4 million. As of December 31, 2010, the total amount of accruals relating to all solar energy systems installations, whether to be leased or sold, was only $1.6 million. These amounts are less than 1% of the payments made in the respective periods and we therefore considered such amounts not to be material.

We advise the Staff the that we continue to review the payments we make in each period against the costs incurred on solar energy systems leased and to be leased, and in periods where they are materially different we will adjust the cash outflows for solar energy systems to reflect the actual payments made. Accordingly, cash outflows from investing activities may differ from the costs incurred on solar energy systems that are leased or to be leased in any given period.

We have expanded our disclosure on pages 56-57 and F-13 consistent with the discussion above.

Notes to the Financial Statements

Revenue Recognition, page F-15

7.	We note your response comment 14 from our letter dated July 5, 2012. Given that the amounts related to rebates and incentives reflected in revenues for each period presented as well as reflected in deferred revenues as of the end of each period presented appear to be significant, please disclose these amounts. Please also revise the revenue part of your MD&A to discuss with quantification the business reasons for changes between periods in these amounts.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page F-16 to indicate that as of December 31, 2010 and 2011, and as of June 30, 2012, deferred revenue from incentive rebates included in the deferred revenue balance in the consolidated balance sheets amounted to $39.9 million, $80.2 million and $97.0 million, respectively. We have also revised our disclosure on page F-18 to disclose that the portion of incentives and rebates recognized within operating lease revenue for the years ended December 31, 2009, 2010 and 2011, and for the six months ended June 30, 2011 and 2012 amounted to $1.1 million, $3.8 million, $9.6 million, $3.6 million and $4.6 million, respectively.

Additionally, we have revised our disclosure on pages 69, 72 and 73 to indicate, with quantification, the growth in revenue that was attributed to rebates and incentives and the business reasons for such growth.

Securities and Exchange Commission

August 15, 2012

Note 22. Basic and Diluted Net Income (Loss) Per Share, page F-51

8.	Please help us better understand your consideration of the convertible redeemable preferred stock in calculating your net income (loss) per share amounts. Please specifically address the following:

•

ASC 260-10-45-11 states that income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations and also from net income. Your disclosures on page F-37 indicate that no dividends related to convertible redeemable preferred stock have ever been declared. In this regard, please help us understand why you are deducting noncumulative dividends on convertible redeemable preferred stock to arrive at net income (loss) attributable to common stockholders, basic; and

•	Please tell us how you determined the convertible redeemable preferred stock was antidilutive. Refer to ASC 260-10-45-41.

SolarCity Response:

In response to the Staff’s comment, we advise the Staff that we followed the two-class method guidance under ASC 260-10-45-65 through 45-66 when determining the allocation of undistributed earnings to our participating securities, which include our preferred stock. ASC 260-10-45-65 states in part that: “Undistributed earnings for a period shall be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed”. ASC 260-10-45-66 states: “Under the two-class method the remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed”. This allocation is required despite its pro forma nature and that it may not reflect the economic probabilities of actual distributions to the participating security holders. We advise the Staff that our preferred stock contains a contractual dividend provision that requires that we first distribute a $0.01 dividend per share to preferred stock and then any other dividends are allocated pro rata to the common stock and preferred stock on an as-converted basis. As a consequence, in periods where we have a net income, we treat the entire net income amount as if distributed in the period and hence we deduct the total of noncumulative dividends attributable to preferred stock, including the $0.01 preferred dividend, to arrive to the dividends attributable to common stock.

We have revised our disclosure on page F-38 to clarify the contractual dividend distribution provisions.

We also advise the Staff that we determined the preferred stock was antidilutive by comparing the basic earnings per share calculated under the two-class method against the earnings per share calculated under the if-converted method which assumes the preferred stock was converted to common stock (the “denominator”). As discussed above, while computing the basic earnings per share under the two-class

Securities and Exchange Commission

August 15, 2012

method, we deduct the noncumulative dividends attributable to the preferred stock, including the $0.01 preferred dividend, in order to arrive at the net income attributable to common stockholders (the “numerator”). Under the if-converted method, the preferred stock would forego the preferred dividend and as such the net income attributable to common stock would be higher than the net income determined under the two-class method. While the denominator increased under the if-converted method due to inclusion of the preferred stock as converted, the numerator also increased for the elimination of the preferred dividend. As a result, the calculated earnings per share of common stock under the if-converted method was higher than the basic earnings per share under the two-class method and hence we concluded that the preferred stock was antidilutive.

* * * *

Securities and Exchange Commission

August 15, 2012

Please direct any questions with respect to the Registration Statement and this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP